

November 9, 2010

Via U.S. Mail and Facsimile 949.475.3967

Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

      Re: **Impac Mortgage Holdings, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed March 16, 2010
                File No. 1-14100

Dear Mr. Taylor:

      We have reviewed your response dated September 29, 2010 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-interest Income, page 49

1.   We have read your response to our prior comment 2. We are still unclear how your investments were able to increase in value despite a general decline in the economic environment. Explain to us how you have applied the guidance in ASC Topic 820-10-35-51A in determining that a normal market for these assets does not exist. Additionally,

please explain to us in sufficient detail the technique used by management to value these assets, the inputs used in the valuation process, and the reasons why these assets were able to perform despite the declining economic environment. In your response, tell us how you included an assumption for risk premiums in your calculation in accordance with ASC Topic 820-10-35-51G.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

2.   We note your response to prior comment 3 from our letter dated September 21, 2010. We are unclear how your current presentation meets the requirements of ASC Topic 230-10-45-28 to reconcile net income to cash flows from operating activities.

Note A—Summary of Market Conditions, Business and Financial Statement Presentation including Significant Accounting Policies, page F-8

17. Recent Accounting Pronouncements, page F-20

3.   We note your response to prior comment 5. Please note ASC Topic 855-10-25-1A states that SEC filers shall evaluate subsequent events through the date the financial statements are issued. Please tell us how your disclosure meets this requirement, and provide to us the disclosure you will include in future filings.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant